UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **March 8, 2010**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

485 Madison Avenue, New York, NY 10022
(Address of Principal Executive Offices) (Zip Code)

(212) 355-4141
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.01   Changes in Control of Registrant.

(a)

On March 8, 2010, Independence Holding Company ("IHC") filed with the Securities and Exchange Commission an Amendment No. 7 to Schedule 13D reporting its acquisition of 14,156 shares of the Registrant's common stock on March 3, 2010 and 13,512 shares of the Registrant's common stock on March 5, 2010, via open market transactions, for $70,177.01 and $70,552.81, respectively. Following such acquisitions, IHC and its direct and indirect subsidiaries, collectively, beneficially owned 50.02% of the Registrant's outstanding shares of common stock. IHC reported that the source of the funds used to effect the acquisitions was working capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

Dated: March 11, 2010

By: /s/ Adam C. Vandervoort
    Name: Adam C. Vandervoort
    Title: Vice President, General Counsel and Secretary